Glenn R. Pollner Direct: +1 212.351.2333 Fax: +1 212.351.6333 GPollner@gibsondunn.com

June 21, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	FOIA Confidential Treatment Request Under 17 C.F.R § 200.83

Attention:	Mark P. Shuman
Matthew Crispino
Stephen G. Kirkorian
Tamara Tangen

Re:	Liquid Holdings Group, LLC

Confidential Treatment Request for Correspondence Submitted on June 21, 2013

Registration Statement on Form S-1 (File No. 333-187859)

Dear Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally submitted confidentially the above referenced registration statement on Form S-1 (the “Registration Statement”) in draft form with the Commission on December 11, 2012, publicly filed the Registration Statement on April 11, 2013, filed Amendment No. 1 on May 13, 2013, Amendment No. 2 on May 31, 2013 and Amendment No. 3 on June 19, 2013. The purpose of this letter is to provide supplemental information to the Staff in connection with its review of the Registration Statement and the accounting treatment for equity based compensation so that the Company may be in a position to print a preliminary prospectus as promptly as practicable.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is filing a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

June 21, 2013

Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

To assist the Staff in its review of the Company’s Registration Statement, the Company supplementally advises the Staff that on June 20, 2013, the Company and Sandler O’Neill & Partners, L.P. (the “Underwriter”), the underwriter for the Company’s initial public offering, based on current market conditions, revised their joint preliminary post-split estimated price range to between $**** and $**** per share of the Company’s common stock for the Company’s initial public offering (equivalent to a pre-split estimated price range of between $**** and $**** and based on an estimated valuation of $**** million to $**** million immediately prior to the initial public offering). Based on the foregoing, it is currently anticipated that the split ratio will be approximately **** for 1. Please note that while the foregoing reflects current expectations, due to volatility in the financial markets generally and the volatilities in the market for recent initial public offering issuers, it is possible that this estimated price range and split ratio could change.

The foregoing reflects the estimated public offering price of the shares to be sold in the initial public offering, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount. The foregoing also assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The midpoint of the expected estimated valuation of $**** represents a premium of ****% over the most recent arm’s length transaction in February 2013 with a valuation of $****. Although additional transactions have occurred since that time, each of those transactions has been deemed to have occurred on a non-arm’s length basis.

The Company advises the Staff that it believes the increase in the expected estimated valuation over the most recent arm’s length transaction is as a result of the following factors, among others:

•	the Company’s common stock will have increased liquidity as a result of being publicly traded;

•

the significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position that will allow the Company to accelerate and fund the implementation

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

June 21, 2013

and execution of its business plan and its ability to generate revenue, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and for acquisitions and other strategic transactions, (iv) a more competitive marketing position and profile with prospective customers as the visibility of the Company will increase and (v) the expected increased attractiveness of the Company to prospective employees, financing sources and other third parties;

•	since February 2013 (the time of the most recent arm’s length transaction), the Company has substantially increased its marketing and sales efforts to enable the Company to expand its client base; and

•

since February 2013, the Company has successfully integrated new members of its management team and has hired additional key employees to assist in the operations of the Company as well as the implementation of the Company’s business plan.

Based on the foregoing, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned initial public offering at the proposed valuation, or at all, the Company believes that the deemed per share fair values used as the basis for determining equity–based compensation expense have been reasonable and appropriate.

* * * *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

June 21, 2013

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:	Brian Storms, Liquid Holdings Group, LLC
Kenneth Shifrin, Liquid Holdings Group, LLC
Jose Ibietatorremendia, Liquid Holdings Group, LLC
Edward F. Petrosky, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Edwin O’Connor, Gibson, Dunn & Crutcher LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83